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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2002


                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No   X
                    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated June 19, 2002, regarding recent fall in share price.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               /s/ Scottish Power plc
                                               ---------------------------
                                               (Registrant)

Date June 21, 2002                         By: /s/ Alan McCulloch
     -----------------                         ---------------------------
                                               Alan McCulloch
                                               Assistant Company Secretary

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ScottishPower has noted a sharp fall in its share price and knows of no reason to have caused this. The company published its annual report and accounts on the 14th of June 2002 consistent with its preliminary announcement of 1st May, 2002 and the timetable for its publication. ScottishPower continues to trade in line with expectations.